Exhibit 99.3

Wipro Limited (T in millions, pyrpnl- share* and npr sharp data, unless nrhpmrisp stared) Quarter ended Nine months ended Year ended December September December December December March 31,2013 30,2013 31,2012* 31,2013 31,2012* 31,2013 1 Income from operations a) Net Sales/income from operations (net of excise duty) 113,274 109,907 95,882 320,513 280,709 376,851 b) Other operating income — Total income from operations (net) ~Tl3,274 109,90?” 95,882~ 320,513 ‘ 280,709 376,851 2 Expenses Cost of materials consumed 627 (198) 501 781 2,456 3,541 Purchase of stock-in-trade 7,002 6,903 7,202 20,322 21,040 27,235 (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process (131) (9) 609 (468) (312) (183) Employee compensation 52,788 52,730 45,457 153,846 133,516 179,627 Depreciation and amortisation expense 3,109 2,616 2,472 8,226 7,475 9,913 Sub contracting/technical fees/ third party application 11,174 10,541 8,868 31,921 26,613 36,186 g) Other expenditure 15,287 14,902 12,744 42,342 37,089 50,560 Total expense ~89,856 87.485~ 77,853~ 256,970 ‘ 227,877 306,879 3 Profit from operations before other income, finance costs and exceptional items (1-2) 23,418 22,422 18,029 63,543 52,832 69,972 Other Income 3,812 3,412 2,896 10,585 8,239 11,317 Profit from ordinary activities before finance 27,230 25,834 20,925 74,128 61,071 81,289 costs and exceptional items (3+4) ~6~ Finance Cost 898 “ 656 472 2,049 2,298 2,693~ Profit from ordinary activities after finance costs 26,332 25,178 20,453 72,079 58,773 78,596 but before exceptional items (5-6) Exceptional items — ~9~ Profit from ordinary activities before tax (7+8) ~26,332 25,178~ 20,453~ 72,079 ‘ 58,773 78,596 Tax expense 6,060 5,754 4,472 16,064 12,939 16,912 Net profit from ordinary activities after tax (9-10) [Continuing Operations] 20,272 19,424 15,981 56,015 45,834 61,684 12 Profit after tax from discontinued operations — 1,273—3,488 5,012 “l3~ Net profit for the period (11+12) ~20,272 19,424~ 17,254~ 56,015 ‘ 49,322 66,696 14 Share in earnings of associates — TJ” Minority interest (125) (103) (90) (312) (251) (337) 16 Net profit after taxes, minority interest and share of profit of associates (13+14+15) 20,147 19,321 17,164 55,703 49,071 66,359 Paid up equity share capital 4,931 4,930 4,925 4,931 4,925 4,926 (Face value ? 2 per share) Reserves excluding revaluation reserves as per balance sheet of previous accounting year ——278,886 ~19 EARNINGS PER SHARE (EPS) Basic (in?) 8.20 7.87 6.99 22.69 20.01 27.05 Diluted (in?) 8.18 7.85 6.98 22.62 19.96 26.98 From continuing operations Basic (in?) 8.20 7.87 6.48 22.69 18.59 25.01 Diluted (in?) 8.18 7.85 6.46 22.62 18.55 24.95 20 Public shareholding (1) Number of shares 605,731,374 605,403,338 491,988,307 605,731,374 491,988,307 492,294,812 Percentage of holding (as a % of total public shareholding) 25.05% 25.04% 19.98% 25.05% 19.98% 19.99% 21 Promoters and promoter group shareholding a) Pledged/ Encumbered—Number of shares Nil Nil Nil Nil Nil Nil “ Percentage of shares (as a % of the total shareholding of promoter and promoter group) Nil Nil Nil Nil Nil Nil “ Percentage of shares (as a % of the total share capital of the company) Nil Nil Nil Nil Nil Nil b) Non-encumbered—Number of shares’2’ 1,812,022,464 1,812,022,454 1,927,880,883 1,812,022,464 1,927,880,883 1,927,880,883 “ Percentage of shares (as a % of the total shareholding of promoter and promoter group) 100% 100% 100% 100% 100% 100% “ Percentage of shares (as a % of die total share capital of the company, excluding ADS Shareholding) 74.95% 74.96% 78.29% 74.95% 78.29% 78.28% * Refer Note 8. (1) Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt) (2> Includes440,557,453 (September30,2013:440,557,453; March31,2013:501,557,453; December31,2012:206,030,453) equity shares on which Promoter does not have beneficiary interest. g< Unresolved Complaints Complaints Unresolved -,’ Nature of the complaint Nature as at received during disposed during as at No- 01-10-2013 the quarter the quarter 31-12-2013 Non-Receipt of Securities Complaint—28 28—Non Receipt of Annual Reports Complaint—25 25—Correction / Duplicate / Revalidation of dividend warrants / Demerger Fractional Payout Warrants Request—208 208 SEBI / Stock Exchange Complaints Complaint Non Receipt of Dividend warrants Complaint—71 71 TOTAL ‘ ~ 341 “ 341 Note: There are certain pending cases relating to disputes over title to shares in which the company has been made a party. However these cases are not material in nature. The condensed consolidated interim financial results of the Company for the quarter ended December 31, 2013 have been approved by the directors of the Company at its meeting held on January 17, 2014. The statutory auditors have expressed an unqualified audit opinion. The above interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The total revenue from continuing operations represent the aggregate revenue and includes foreign exchange gains / (losses), net and is net of excise duty amounting to ?43, ?13, and ?5 for the quarter ended December 31,2013, September 30,2013 and December 31,2012, respectively, ?70 and ?24 for the nine months ended December31, 2013 and December 31, 2012, respectively and ?31 for the year ended March 31, 2013. 4- Derivatives The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investments in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investments in foreign operations. The counter party in these derivative instruments is a bank and the Company considers the risks of non-performance by the counterparty as non-material. The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding: (In Millions) As at December 31, 2013 As at March 31, 2013 Designated derivative instruments Sell $ 539 $ 777 £ 48 £ 61 € 76 € 108 AUD—AUD 9 Interest rate swaps $ 150 $ 30 Net investment hedges in foreign operations Cross-currency swaps Y—Y 24,511 Others $ 222 $ 357 € 25 € 40 Non designated derivative instruments Sell $ 748 $ 1,241 £ 102 £ 73 € 63 € 47 AUD 77 AUD 60 Y 490 Y—SOD 8 SGD ZAR 168 ZAR Buy $ 500 $ 767 Y—Y 1,525 Cross currency swaps Y—Y 7,000 The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter and year ended December 31, 2013, are available on our company website www.wipro.com Segment Information The Company is organised by business, which primarily includes IT Services (comprising of IT Services and BPO Services) and IT Products and Others. Consequent to the demerger of Consumer Care and Lighting, Infrastructure Engineering and other non-IT businesses (collectively, “the Diversified Business”), the Company has re-organised the IT Services business with the object of making industry practice its focal point for performance evaluation and internal financial reporting and decision making. Consequently, the format for reporting IT services business has been changed to industry segments (Industry practice). Industry segments primarily consist of Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing and Hi-tech (MFG) and Global Media and Telecom (GMT). The IT Services reportable segment information for the comparative period by industry class of customers is not restated to reflect the above change since the meaningful segregation of the data is impracticable and cost to develop it is excessive. However, as required under IFRS 8, the Company has presented segment information for the current period on both the old basis and new basis of segmentation. The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income. Information on reportable segment on the new basis of segmentation for the quarter ended December 31, 2013, September 30, 2013 and nine months ended December 31, 2013 is as follows: Quarter ended Nine months ended Particulars . December 31, 2013 September 30, 2013 December 31, 2013 Revenue IT Services BFSI 27,305 26,570 77,567 HLS 10,914 10,174 29,855 RCTG 15,116 14,916 43,481 ENU 16,625 15,897 46,750 MFG 19,199 19,100 55,328 GMT 14,115 14,022 40,335 Total of IT Services 103,274 100,679 293,316 IT Products 10,155 9,374 27,695 Reconciling Items (112) (133) (428) Total 113,317 109,920 320,583 Segment Result IT Services BFSI 6,377 5,981 17,148 HLS 1,847 1,904 5,155 RCTG 3,164 3,252 8,964 ENU 4,683 4,260 12,531 MFG 4,565 4,489 12,439 GMT 2,845 3,157 8,237 Unallocated 309 (399) (195) Total of IT Services 23,790 22,644 64,279 IT Products (116)* 152 167* Reconciling Items (256) (374) (903) Total 23,418* 22,422 63,543* Finance Expense (898) (656) (2,049) Finance and Other Income 3,812 3,412 10,585 Profit before tax 26,332 25,178 72,079 Income tax expense (6,060) (5,754) (16,064) Profit for the period 20,272* 19,424 56,015* * Refer note below for cessation of manufacturing of ‘Wipro branded desktops, laptops and servers’.

Information on reportable segments on the old basis of segmentation is given below: n j j Nine months v j j Quarter ended , , Year ended T, . , ended Particulars 1 1 1 December September December December December March 31,2013 30,2013 31,2012 31,2013* 31,2012 31,2013 1. Segment Revenue IT Services 103,274 100,679 86,018 293,316 252,893 338,431 IT Products 10,155 9,374 9,969 27,695 28,492 39,238 Total IT Services and Products 113,429 110,053 95,987 321,011 281,385 377,669 Consumer Care and Lighting (Discontinued operation) — 10,281—30,154 40,594 Others (Discontinued operation) — 3,727—11,392 14,785 Reconciling items (112) (133) 251 (428) 412 560 Net Revenues from Operations 113,317 109,920 110,246 320,583 323,343 433,608 2. Segment Operating Income IT Services 23,790 22,644 17,917 64,279 52,665 69,933 IT Products (116)* 152 239 167* 722 990 Total IT Services and Products 23,674 22,796 18,156 64,446 53,387 70,923 Consumer Care and Lighting (Discontinued operation) — 1,402—3,675 5,012 Others (Discontinued operation) — 36—313 290 Reconciling items (256) (374) (135) (903) (607) (1,079) Total Segment Operating Income 23,418* 22,422 19,459 63,543* 56,768 75,146 Finance expense (898) (656) (516) (2,049) (2,420) (2,822) Finance and other income 3,812 3,412 3,224 10,585 9,149 12,828 Shareofproftsof equity accounted investees — (65)—(203) (107) Profit before tax 26,332 25,178 22,102 72,079 63,294 85,045 Income tax expense (6,060) (5,754) (4,848) (16,064) (13,972) (18,349) Profit for the period 20,272* 19,424 17,254 56,015* 49,322 66,696 3. Average Capital Employed IT Services and Products 172,873 167,141 160,238 168,657 156,286 157,006 Consumer Care and Lighting (Discontinued operation) — 24,674—23,922 23,434 Others (Discontinued operation) — 11,865—11,762 11,419 Reconciling items 198,398 192,676 186,135 194,927 177,571 188,134 Total Capital Employed 371,271 359,817 382,912 363,584 369,541 T?9,993 4. Return on Capital Employed IT Services and Products 55% 55% 45% 51% 46% 45% Consumer Care and Lighting (Discontinued operation) — 23%—20% 21% Others (Discontinued operation) — 1%—4% 3% Total 25% 24% 20% 23% 20% 20% * Refer note below for cessation of manufacturing of ‘Wipro branded desktops, laptops and servers’. # Opening capital employed is represented net off adjustment of capital employed relating to diversified business. Note: The operating income of IT Products segment and the Company for the quarter and nine months ended December 31, 2013, includes non-recurring expense of ? 209 incurred due to cessation of manufacturing of ‘Wipro branded desktops, laptops and servers’. Operating income of the IT Products segment and the Company excluding the above non-recurring expense is ? 93 and ? 23,627 for the quarter ended December 31, 2013, respectively and ? 376 and ? 63,752 for the nine months ended December 31,2013, respectively and profit after tax of the Company excluding the above non-recurring expense is ? 20,435 and ? 56,178 for the quarter and nine months ended December 31, 2013, respectively. Reconciliation of the reportable segment revenue and profit before tax for quarter ended December 31, 2012, nine months ended December 31, 2012 and for year ended March 31, 2013: Quarter ended Nine months ended Year ended Particulars December December March 31,2012 31,2012 31,2013 Revenues: Revenue as per segment reporting ? 110,246 ? 323,343 ? 433,608 Less: Excise duty ? (5) ? (24) ? (31) Less: Revenues for discontinued operations (Note 8) ? (14,348) ? (42,547) ? (56,706) Inter-group transactions and others ? (11) ? (63) ? (20) Revenues for continuing operations ? 95,882 ? 280,709 ^ 376,851 Profit before tax: Profit before tax as per segment reporting ? 22,102 ? 63,294 ? 85,045 Less: Profit before tax for discontinued operations (Note 8) ? (1,649) ? (4,521) ? (6,449) Profit before tax for continuing operations ? 20,453 ? 58,773 ? 78,596 The Company has four geographic segments: India, the United States, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer for continuing operations are as follows: Quarter ended Nine months ended Year ended December September December December December March 31,2013 30,2013 31,2012 31,2013 31,2012 31,2013 India ? 11,592 ? 11,304 ^ 12,516 ? 33,591 ? 35,132 ? 48,447 United States 51,751 50,421 43,116 146,839 129,290 172,470 Europe 31,543 30,209 25,953 88,265 74,226 99,644 Rest of the world 18,431 17,986 14,302 51,888 42,085 56,321 | ? 113,317 | ? 109,920 | ? 95,887 | ? 320,583 | ? 280,733 | ? 376,882 Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous. No client individually accounted for more than 10% of the revenues during the quarter ended December 31, 2013,September 30, 2013 and December 31, 2012, nine months ended December 31, 2013 and December 31, 2012 and year ended March 31, 2013. Notes: a) The company has the following reportable segments: i) IT Services industry segments primarily consisting of Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing (MFG) and Global Media and Telecom (GMT). Key service offering includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process outsourcing services. ii) IT Products: The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products. iii) Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under IFRS 8, and elimination of inter-segment transactions have been considered as ‘reconciling items’. iv) Hitherto the Demerger of the Diversified Business (refer note 8) during the year ended March 31,2013, the “Consumer Care and Lighting” and “Others” have been discontinued effective March 31, 2013. Revenues for continuing operations include excise duty of to ? 43, ? 13, and ? 5 for the quarter ended December 31, 2013, September 30, 2013 and December 31, 2012, respectively, ? 70 and ? 24 for the nine months ended December 31, 2013 and December 31, 2012, respectively and? 31 for the year ended March 31, 2013. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items. For the purpose of segment reporting, the Company has included the impact of ‘foreign exchange gains / (losses), net in revenues (which are reported as a part of operating profit in the statement of income). For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The incremental impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items. For evaluating the performance of the individual business segments, amortization of intangibles acquired through business combinations are reported in reconciling items. For evaluating the performance of the individual business segments, loss on disposal of subsidiaries are reported in reconciling items. The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. Accordingly, such receivables are reflected in capital employed in reconciling items. As of December 31, 2013 September 30, 2013 and December 31, 2012 capital employed in reconciling items includes ?13,796, ?13,414 and ?13,250, respectively, of such receivables on extended collection terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items. h) Operating income of segments is after recognition of stock compensation expense arising from the grant of options for continuing operations is as follows: Quarter ended Nine months ended Year ended Segments December September December December December March 31,2013 30,2013 31,2012 31,2013 31,2012 31,2013 IT Services ? 147 ? 139 1 255 T” 348 T 508 > 762 IT Products 4 6 14 14 31 45_ Reconciling items 6 5 (56) 10 (235) (294) Total ? 157 T” 150 “> 213 ? 372~ ? 304 ? 513 The Company has granted 30,000, Nil and 4,915,150 options under RSU Options Plan during the quarter ended December 31, 2013, September 30,2013 and December 31, 2012 and 30,000 and 4,915,150 options under RSU Plan during the nine months ended December 31, 2013 and 2012, respectively and 4,925,150 options under RSU Plan during the year ended March 31, 2013. Demerger of diversified business and discontinued operations During the financial year 2012-13, the Company had initiated and completed the demerger of its consumer care and lighting, infrastructure engineering and other non-IT business segment (collectively, “the Diversified Business”). The scheme was effective March 31, 2013 after the sanction of the Honorable High Court and filing of the certified copy of the scheme with the Registrar of Companies. Following the Effective Date, the Diversified Business is classified and presented in the consolidated financial statements as discontinued operation in accordance with IFRS 5-Non-Current Assets Held for Sale and Discontinued Operations. The Demerger is considered as business under common control and hence is outside the scope of application of IFRS 3 and IFRIC 17. Accordingly, assets and liabilities of the Diversified Business as on the Effective Date are at their carrying values. The results of the Diversified Business are as follows: Quarter ended Nine months ended Year ended Particulars December I September I December December December March 31,2013 30,2013 31,2012 31,2013 31,2012 31,2013 Revenues ? - ? ~ ? 14,348 1 ~1 42,547 1 56,706 Expenses (net) — (12,916)—(38,610) (51,530) Finance and other Income/(expense), net — 282—787 1,380 Share of profits/(losses) of equity accounted investee — (65)—(203) (107) Profit before tax — 1,649—4,521 6,449 Income tax expense — (376)—(1,033) (1,437) Profit for the period from discontinued operations ?—?—? 1,273 ?—? 3,488 ? 5,012 Profit from discontinued operations attributable to: Equity holders of the company — ? 1,269—? 3,476 ? 4,997 Non-controlling interest — — 4 — 12 15 J ^_?—? 1,273 ?—? 3,488 ? 5,012 Earnings per equity share: Basic — 0.52—1.42 2.04 Diluted — 0.52—1.41 2.03 Weighted average number of equity shares used in computing earnings per equity share: Basic — 2,454,147,915—2,452,383,566 2,453,218,759 Diluted—2,458,907,939 2,458,419,557 2,459,184,321 Cash flows from / (used in) discontinued operations Nine months ended Year ended Particulars December I December March 31,2013 31,2012 31,2013 Net cash flows from operating activities ?—? 4,029 ? 5,709 Net cash flows used in investing activities—(2,377) (9,825) Net cash flows from /(used in) financing activities—(848) 4,611 Effect on net cash flows for the period ?—? 804 ? 495 On December 02, 2013, the Company had entered into a definitive agreement to acquire Opus Capital Markets Consultants LLC (‘Opus’) a leading US-based providers of mortgage due diligence and risk management services for a consideration of approximately US$ 75 million, including a deferred earn-out component. The acquisition will strengthen Wipro’s mortgage solutions and complement its existing offerings in mortgage origination, servicing and secondary market. The acquisition was completed on January 14, 2014, on completion of customary closing condition. Stand-alone information (Audited) Quarter ended Six months ended Year ended December September December December December March 31,2013 30,2013 31,2012* 31,2013 31,2012* 31,2013 Income from Operations (Net) ? 100,691 ? 98,065 ? 85,386 ? 286,170 ? 249,508 ? 335,173 Profit before tax 26,563 21,767 17,955 65,652 53,266 72,051 Profit after tax 20,479 16,164 13,922 49,074 41,084 56,502 *Recasted to give effect to the scheme of Demerger 11. On January 17, 2014, the Board of Directors of the Company declared an interim dividend of ? 3 ($0.05) per equity share and ADR (150% on an equity share of par value of ? 2). 1 § o >- * cc By order of the board, WIPRO LIMITED for Wipro Ltd. Regd. Office: Doddakannelli, Place: Bangalore Azim H Premji Sarjapur Road, Bangalore—560 035. Date: January 17,2014 Chairman www.wipro.com